UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number: 1-32635

BIRKS & MAYORS INC.

1240 Phillips Square

Montreal, Quebec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]    Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [   ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Documents submitted herewith

LIST OF DOCUMENTS

Press Release, dated July 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.

Date: July 11, 2006	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press Release, dated July 11, 2006.

Exhibit 99.1

Company Contact:

Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:

Integrated Corporate Relations
Jean Fontana/Allison Malkin
(203) 682-8272/(203) 682-8225

BIRKS & MAYORS REPORTS FISCAL YEAR 2005 RESULTS;

Net Income Rises to $5.7 million;

EBITDA Increases 39.2% to $20.3 million; Comparable Store Sales increase 11%

Montreal, Quebec. July 11, 2006 /BUSINESS WIRE/ -- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 67 luxury jewelry stores across Canada, Florida and Georgia, reported results for the fiscal year ended March 25, 2006 (“Fiscal 2005”). All amounts are reported in US dollars.

For Fiscal 2005:

•	Net sales increased 14.6% to $274.3 million, from $239.3 million in the prior year;

•	Comparable store sales increased 11%;

•	Gross profit margin rose 150 basis points to 47.2% of net sales;

•	Net income increased by $4.5 million, or 389.5%, to $5.7 million, from $1.2 million in the prior year;

•	Diluted EPS rose to $0.57 from $0.17 in Fiscal 2004; and

•	In November 2005, the Company completed its acquisition of Mayor’s Jewelers for which it had a controlling interest since 2002.

Thomas A. Andruskevich, President and Chief Executive Officer said, “Fiscal 2005 marked a highly productive period for us – both financially and operationally. We made considerable progress toward achieving our mission to become a world class luxury brand, as evidenced by our strong sales and earnings performance this year. We also positioned our Company for sustained growth with the completion of our acquisition of Mayor’s Jewelers.”

Mr. Andruskevich continued, “We believe that our ability to generate $5.7 million in Fiscal 2005 net income and a 150 basis-point improvement in gross margin validates the significance of our brands and the strength of our distinctive and compelling offerings. As we look ahead, we believe the strategies we have identified, along with our solid foundation and talented management team, have us poised to deliver another solid year in fiscal 2006.”

Fiscal 2005 Results

For Fiscal 2005, net sales increased 14.6%, or $35.0 million to $274.3 million, as compared to $239.3 million for the fiscal year ended March 26, 2005 (“Fiscal 2004”). Comparable store sales increased 11% for the same period, primarily driven by an increase in the average sales amount per transaction. Comparable store sales in the Company’s Canadian markets increased 7%, while comparable store sales in the Company’s U.S. markets grew 13%. Comparable store sales are measured on a constant exchange rate basis which excludes the impact of changes in foreign exchange rates while all dollar amounts are reported in U.S. Dollars. Also contributing to the increase in Fiscal 2005 net sales was approximately $7.6 million due to the translation of the Canadian operations into U.S. Dollars at higher exchange rates due to the strengthening of the Canadian Dollar.

Gross margin increased to 47.2% of sales from 45.7% of sales, a 150 basis-point improvement. Gross profit dollars increased $20.3 million to $129.5 million during Fiscal 2005, from $109.3 million during Fiscal 2004. The improvement in gross margin percentage was attributable to the successful execution of retail merchandising strategies and improved inventory management.

EBITDA was approximately $20.3 million in Fiscal 2005, as compared to $14.6 million in Fiscal 2004, an improvement of $5.7 million, or 39.2%. The improvement in EBITDA during Fiscal 2005 was the result of additional gross profit generated from the increase in sales and improved merchandise margins, slightly offset by higher operating expenses.

Net income increased by $4.5 million, or 389.5%, to $5.7 million for Fiscal 2005 as compared to $1.2 million for Fiscal 2004. Net income per diluted share was $0.57 in Fiscal 2005, as compared to $0.17 in Fiscal 2004, for an increase of $0.40 or 235.3%.

The following chart reconciles the Company’s net income to EBITDA:

	($ in thousands)
	Fiscal Year 2005	Fiscal Year 2004
Net income	$5,712	$1,167
Interest expense and other financial costs	8,930	8,665
Depreciation and amortization	5,621	4,749
Income Taxes	40	—

EBITDA	$20,303	$14,581

EBITDA is defined as net income plus the provision for income taxes, interest expense, and depreciation and amortization as presented in the Consolidated Statement of Operations. EBITDA should not be considered as an alternative to operating income or net income (as determined in accordance with generally accepted accounting principles (GAAP)) as a measure of our operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with GAAP) as a measure of our ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to capital structure, depreciation and amortization or non-operating factors (such as historical cost). Accordingly, as a result of our capital structure, we believe EBITDA is a relevant measure. This information has been disclosed here to permit a more complete comparative analysis of our operating performance relative to other companies and of our debt servicing ability. EBITDA may not, however, be comparable in all instances to other similar types of measures.

Business Outlook

The Company issued the following guidance on the business outlook for (“Fiscal 2006”), which includes the 53 weeks ending on March 31, 2007.

Comparable store sales are projected to increase in Fiscal 2006, however, at a more moderate rate of increase than realized in Fiscal 2005. Regarding store expansion, the Company has signed leases to open two new Mayors stores. The first is scheduled to open prior to the 2006 holiday season in Bonita Springs, Florida. The second Mayors store is scheduled to open in the spring of 2007 in Weston, Florida.

Gross margins are planned to continue to improve through successful merchandising and retail strategies. These strategies include the continued emphasis on internally manufactured and distinctively designed products that are exclusive to Birks & Mayors.

The luxury retail market continues to be very competitive. In addition, factors such as: rising interest rates, the equity markets, the general level of consumer confidence, the increased cost of oil and commodity prices may have an influence on the realization of the Company’s sales and margin plans for Fiscal 2006.

Conference Call Information

A conference call to discuss Fiscal 2005 results is scheduled for today, July 11, 2006 at 4:30 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial (877) 704-5380, or for all other International callers (913) 312-1294 approximately ten minutes prior to the start of the call. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until July 18, 2006 and can be accessed by dialing (888) 203-1112 and entering pin number 1114417.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of June 30, 2006, the Company operated 39 stores (Birks Brand) across most major metropolitan markets in Canada and 28 stores (Mayors Brand) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations for strong sales, success of the Company’s merchandising, marketing and retail initiatives, and continued growth. Actual results might differ materially from those projected in the forward-looking statements as they are subject to various risks and uncertainties. These risks and uncertainties include the Company’s ability to maintain strong sales throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth and profitability, the Company’s ability to keep costs low, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the proxy statement/prospectus contained in Birks & Mayors Inc. registration statement on Form F-4 filed with the Securities and Exchange Commission (File No. 333-126939). The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS – Unaudited

	Fiscal Year Ended March 25, 2006	Fiscal Year Ended March 26, 2005
	(In thousands except share and per share data)
Net sales	$274,323	$239,301
Cost of sales	144,809	130,037

Gross profit	129,514	109,264
Selling, general and administrative expenses	109,748	95,864
Depreciation and amortization	5,621	4,749
Other items	(537)	(1,181)

Total operating expenses	114,832	99,432
Operating income	14,682	9,832
Interest and other financial costs	8,930	8,665

Income before income taxes	5,752	1,167
Income taxes	40	—

Net income	$5,712	$1,167

Weighted average shares outstanding
Basic	8,701,000	6,316,000
Diluted	10,295,000	9,656,000
Income per share:
Basic	$0.66	$0.18
Diluted	$0.57	$0.17

Certain reclassifications were made to the prior period to conform with the current year’s presentation

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Unaudited

	March 25, 2006	March 26, 2005
	(In thousands)
ASSETS

Current assets:
Cash and cash equivalents	$1,838	$1,762
Accounts receivable, net	12,395	9,742
Inventories	147,039	136,999
Other current assets	3,531	3,014

Total current assets	164,803	151,517

Property, net	32,653	30,117
Goodwill and intangible assets	30,169	15,725
Other assets	1,864	2,362

Total non-current assets	64,686	48,204

Total assets	$229,489	$199,721

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness	$88,107	$75,516
Accounts payable	39,109	25,700
Accrued liabilities	12,549	12,169

Current portion of long-term debt	1,316	3,076

Total current liabilities	141,081	116,461

Long-term debt	16,971	28,555

Convertible notes	—	5,000
Other long term liabilities	4,070	4,457

Total long term liabilities	21,041	38,012

Convertible preferred stock	—	5,050

Stockholders’ equity:
Common stock	60,446	36,364
Additional paid-in capital	16,053	16,867
Accumulated deficit	(8,048)	(13,760)
Accumulated other comprehensive income	(1,084)	727

Total stockholders’ equity	67,367	40,198

Total liabilities and stockholders’ equity	$229,489	$199,721

Certain reclassifications were made to the prior period to conform with the current year’s presentation